FAMOUS DAVE’S OF AMERICA, INC.

12701 Whitewater Drive, Suite 190

Minnetonka, Minnesota 55343

December 29, 2017

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Sonia Bednarowski

Re:	Famous Dave’s of America, Inc.
Registration Statement on Form S-1
Filed December 6, 2017
File No. 333-221927

Dear Ladies and Gentlemen:

This letter is in response to your letter dated December 18, 2017, to Famous Dave’s of America, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  For your convenience, the response is preceded by the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations, page 46

1.              We note your disclosure on page 47 that investors will not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of Subscription Rights in your rights offering.  Please provide a tax opinion addressing the material tax consequences of the transaction.  Alternatively, please tell us why an opinion of tax counsel is not required by Item 601(b)(8) of Regulation S-K.  For guidance, refer to Section III.A.2 and note 39 of Staff Legal Bulletin No. 19 located on our website.

Response.  The Company notes that the law governing whether the receipt of subscription rights is taxable or tax-free is complex and its application in this offering is uncertain.  Because of this uncertainly, legal counsel cannot render an opinion to the effect that the receipt of subscription rights will be tax-free to holders of our common stock.  Accordingly, the statements in the Registration Statement and related prospectus under “Federal Income Tax Consequences” on page 8, “What are the U.S. federal income tax consequences of exercising my Subscription Rights?” on page 15, the risk factor on page

19 and “Certain U.S. Federal Income Tax Considerations” beginning on page 46, have been revised to remove any representations as to the tax consequences to investors, and to make clear that such statements are only intended (i) to disclose the uncertainty regarding such tax treatment and (ii) to describe the position the Company intends to take with respect to such tax treatment. Note 39 to Staff Legal Bulletin No. 19 states that a tax opinion should be provided “where the registrant discloses that the transaction is tax-free…” (Emphasis added). As described above, the Registration Statement and related prospectus have been revised to remove any representations as to the tax consequences.  The Company has also added language to note that legal counsel will not be rendering an opinion regarding the application of these rules.

Additionally, the Company believes that an opinion on tax matters is not otherwise required under Item 601(b)(8) of Regulation S-K as the tax consequences of the Company’s proposed rights offering are not material to an investor (as contemplated by Staff Legal Bulletin No. 19.III) as a shareholder is not required to vote or make an investment decision with respect to receipt of the subscription rights received in the rights offering. The Company is issuing, at no charge, a subscription right with respect to each share of the Company’s common stock outstanding as of a record date.  The Company notes that Staff Legal Bulletin No. 19.III provides that tax consequences are “material” if “there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision.”

Please call our outside Counsel, JC Anderson at (612) 632-3002 or me at (952) 294-1300 with any additional comments or questions.

Very truly yours,

/s/ Jeffery Crivello
Jeffery Crivello
Chief Executive Officer